## Development Costs

Based on our meeting of Friday, May 30 2008, we are proposing to develop and launch Phase I of Honey Magazine & The Hive for a total budget of $550,000 as requested by the Honey Magazine team. This budget will allow for substantial functionality as outlined in the scope of work along with the inherent scalability of the platform. The Dogmatic team will guide Honey Magazine through the discovery process to make decisions to achieve the best balance between features and budget requirements.

## Ongoing Support Costs

The Honey Magazine team has requested that the total cost of monthly maintenance be no more than $25,000. Dogmatic and Honey will structure a menu of ongoing support services during the discovery process that will provide the necessary support within this budget. Should Honey Magazine desire additional services outside of normal support functions, those services will be priced and agreed upon separately. Support services will commence after site launch and may be modified or cancelled with 30 day notice.

## Ownership of Data

Confirming our previous discussions, we have confirmed that Honey Magazine shall own all right, title and interest in and to the Database and all data contained therein.

## Ongoing Support Agreement

Honey Magazine will sign a separate agreement with Ripple6 for Ongoing Maintenance and Support Services specific to the platform.

# DOGMATIC

**PROJECT ASSUMPTIONS:**

- The costs provided in this proposal are based on the preliminary scope of work and deliverables defined here. Additions or changes to scope that arise in the discovery phase will be evaluated and their impact to total cost communicated to client before the commencement of the design phase.
- Costs presented with this scope do not include the licensing or development of a dating-site engine, a job board, restaurant locators, or anything that is not part of the initial site build.
- Honey will manage their own internal approval process (legal reviews, steering committees).
- All content must be delivered to Dogmatic on time as noted in project plan(s). If assets are late the project plan time frame will be revised. Also approval dates are required to be adhered to, so the current schedule may be maintained.
- No hardware or software costs included in this budget
- Costs for stock photography are not included.
- No sales nor marketing materials included in this scope of work.
- Monthly maintenance costs are not included in herein. Monthly maintenance will be established upon completion of discovery. Dogmatic business and technical representatives will be available to the Honey team as subject matter experts and internal logistics support, as part of said monthly maintenance fees. Help desk training will also be covered in monthly maintenance costs.
- Any changes to the scope of work will require a change order be developed and impact to timing/costs communicated.
- Dogmatic assumes that client owns full world-wide web electronic rights for all assets delivered for the duration of the project.

Dogmatic requires a deposit in the amount of 35% of the overall project budget, due upon contractual execution.

**DOGMATIC / HONEY MAGAZINE TERMS OF PAYMENT:**

A deposit in the amount of $75,000 is required prior to commencement of work. Progress payments throughout the project will be based upon completed project milestones as detailed on the following page.

All invoices not paid within 30 days of project completion will be charged interest on a daily basis at the rate of 1.5% per month.

**DOGMATIC CONTRACT TERMS:**

Dogmatic, Inc. ("Dogmatic") will make its best efforts to provide goods, materials and services, as agreed for the price agreed upon. Any requests for additional goods, materials or services beyond those set forth in the scope of work will require the Contracting Client's written approval or an additional project order. All rates are based upon a 8-hour day unless specified otherwise. It is understood by the Contracting Client that any necessary overtime incurred may be added to the total fee.

**WWW.DOGMATIC.COM**

**NEW YORK:**
419 W 14TH St.
New York, NY 10014
T: 646 336 7977
F: 646 336 7975

**LOS ANGELES:**
320 Sunset Ave.
Venice Beach, CA 90291
T: 310 450 3884
F: 310 452 3464

# HONEY MAGAZINE
## Milestones for November 24th Site Launch

| | |
|---|---|
| (PAYMENT 1 OF 6) DEPOSIT DUE: $75,000 | Thu 7/3/08 |
| Client Review of Creative brief | Thu 7/10/08 |
| Client Comments Due/Approval | Fri 7/11/08 |
| Kickoff Program with Honey and Ripple | Fri 7/11/08 |

## I. Discovery: IA/Functional Specs

***(Wireframes and Functional Specs development, User Personas and Use Cases Identify final number of templates to design)***

| | |
|---|---|
| 1st Round Client Review | Thu 7/24/08 |
| 1st Round Client Comments Due | Fri 7/25/08 |
| Final Round Client Review | Thu 7/31/08 |
| Final Round Client Approval: IA/Func Specs | Thu 7/31/08 |
| (PAYMENT 2 OF 6) DUE: $25,000 | Fri 8/1/08 |

## II. Design

*(Design look and feel for HoneyMag.com and The Hive)*

| | |
|---|---|
| <u>Phase 1 Design</u> | |
| (1st Level Templates) | |
| 1st Round Client Review | Fri 8/8/08 |
| 1st Round Client Comments Due | Tue 8/12/08 |
| (PAYMENT 3 OF 6) DUE: $150,000 | Fri 8/15/08 |
| Final Round Client Review | Tue 8/19/08 |
| Final Round Client Comments Due | Wed 8/20/08 |
| Final Round Client Approval: Honey and Hive homepages, 1st level template Honeymag.com page | Fri 8/22/08 |
| (2nd Level Templates) | |
| 1st Round Client Review: 2nd set of templates (Rd1) | Wed 9/3/08 |
| 1st Round Client Comments Due: 2nd set of templates (Rd1) | Fri 9/5/08 |
| Final Round Client Review: 2nd set of templates (Rd2) | Wed 9/10/08 |
| Final Round Client Approval: 2nd set of templates (Rd2) | Thu 9/11/08 |
| (PAYMENT 4 OF 6) DUE: $150,000 | Mon 9/15/08 |
| <u>Phase 2 Design</u> | |
| 1st Round Client Review: Interactive Feature (Rd1) | Thu 9/18/08 |
| 1st Round Client Comments Due: Interactive Feature (Rd1) | Mon 9/22/08 |
| Final Round Client Review: Interactive Feature (Rd2) | Mon 9/29/08 |
| Final Round Client Comments Due: Interactive Feature (Rd2) | Tue 9/30/08 |
| Final Client Approval to develop Interactive feature | Tue 9/30/08 |

## III. Production

| | |
|---|---|
| **<u>Production Phase 1</u>** | |
| (Social Network Beta) | |
| Launch Social Network Beta | Wed 10/1/08 |
| (Honey Magazine CMS development) | |
| 1st Round Client Review of CMS | Mon 10/13/08 |
| 1st Round Client Feedback due | Mon 10/13/08 |
| Final Client Review of CMS | Tue 10/14/08 |
| Final Client Approval of CMS | Tue 10/14/08 |
| Launch Honey Magazine CMS Phase 1 | Wed 10/15/08 |
| (PAYMENT 5 OF 6) DUE: $100,000 | Wed 10/15/08 |

| | |
|---|---|
| **<u>Production Phase 2</u>** | |
| 1st Round Client Review of Ph 2 Build | Wed 11/12/08 |
| 1st Round Client Review Feedback due on Ph 2 Build | Wed 11/12/08 |
| Final Client Review of Ph 2 Build | Tue 11/18/08 |
| Final Client Approval of Ph 2 Build | Tue 11/18/08 |
| Final Client Approval of the Build Due | Fri 11/21/08 |
| Phase 2 Honey Magazine Launch | Mon 11/24/08 |
| The Hive Public Site Launch | Mon 11/24/08 |
| (PAYMENT 6 OF 6) DUE: $50,000 | Mon 11/24/08 |

**STANDARD TERMS - DOGMATIC INC. PROJECT ORDER**

1. Acceptance by Dogmatic of the Contracting Client's Project Order is expressly limited to and conditioned upon the Contracting Client's acceptance of these terms and conditions, which may not be changed or waived except in a writing signed by Dogmatic. Any additional, inconsistent or different terms and conditions contained in the Contracting Client's Project Order or other documents supplied by the Contracting Client are hereby expressly rejected.

2. If the Contracting Client fails to pay any invoices when due, Dogmatic may defer any further delivery of goods, materials and services pursuant to this Project Order until receipt of satisfactory security or cash before delivery.

[1]. ~~Dogmatic retains a security interest in all goods and materials delivered to the Contracting Client and in their proceeds, and such security interest shall not be released by Dogmatic until all goods, materials and services provided to the Contracting Client hereunder are paid for in full. Upon request by Dogmatic, the Contracting Client shall execute and deliver a security agreement and any related documents provided by Dogmatic to protect, perfect, preserve and enforce such security interest.~~

4. Notwithstanding any other terms, conditions or provisions herein contained, if in the opinion of Dogmatic, or Dogmatic's agent, the Contracting Client's financial condition becomes unsatisfactory or otherwise warrants such action, Dogmatic, in its sole discretion, may, at any time or from time to time, limit, cancel, or otherwise modify the credit of the Contracting Client, as to the time, amount or manner of payment, [2]~~nd Dogmatic may demand payment in cash before delivery of any goods, materials and services covered by this Project Order~~, or may demand anticipated payments on any amounts owing by the Contracting Client under this Project Order, and all other contracts between Dogmatic and the Contracting Client, and the Contracting Client agrees to make such payments on demand. In any such event, the Contracting Client waives any claim of estoppel or waiver with respect to credit theretofore extended by Dogmatic, and hereby disaffirms any reliance upon the terms of credit extended by Dogmatic. Upon failure of the Contracting Client to make any payment or anticipated payment within [3]~~ve~~ ten days after demand, or in the event of any default, breach or repudiation by the Contracting Client of any of the terms, conditions or provisions of this Project Order or any other contract with Dogmatic, or if the Contracting Client shall become insolvent, calls a meeting of its creditors, or makes an assignment for the benefit of creditors, or if a bankruptcy, insolvency, reorganization or arrangement

proceeding shall be commenced by or against the Contracting Client, Dogmatic, In addition to exercising any and all other rights and remedies that Dogmatic may have, may cancel delivery of the goods, materials and services covered by this Project Order and any other contract with the Contracting Client (the Contracting Client remaining liable for damages), defer any shipments hereunder, declare forthwith due and payable all outstanding bills or obligations of the Contracting Client under this Project Order or any other contract, sell all or any part of the undelivered goods or materials, without notice to the Contracting Client, at public or private sale, the Contracting Client to be responsible for the costs and expenses of such sale and for any deficiency, Dogmatic to account to the Contracting Client for any excess, and bill all or any part of the undelivered goods, materials and services to the Contracting Client; provided that, if any applicable law requires the giving of reasonable notice of any such sale to the Contracting Client, the Contracting Client hereby agrees that [1] ~~ve~~ Ten days' written notice sent by ordinary mail, postage prepaid, to the Contracting Client of the time and place of any public sale or of the time after which any private sale is to be made shall be deemed reasonable notice thereof.

5. Any delivery not in dispute shall be paid for in full when due in accordance herewith, regardless of controversies or claims relating to other deliveries or undelivered goods, materials and services under this Project Order or any other contract between the Contracting Client and Dogmatic, and the Contracting Client agrees that it will not assert the right of set-off or counterclaim that it may have against Dogmatic in respect of any goods, materials or services sold or provided to the Contracting Client by Dogmatic or otherwise in connection with the enforcement by Dogmatic of its rights under this Project Order or any other document subject to the terms hereof.

6. Unexcused [2] ~~ailure or~~ delay in delivering any installment of goods, materials or services as may be provided by this Project Order, or any defect in the goods, materials and services included in any such installment, shall constitute a severable breach only and shall not entitle the Contracting Client to treat the whole of this Project Order as breached.

7. Dogmatic shall not be liable for loss, damage, detention or delay, nor be deemed to be in default from causes beyond its reasonable control or from fire, strike, labor difficulties, act or omission of any governmental authority or of the Contracting Client, compliance with import or export regulations, insurrection or riot, embargo, delays or shortages in transportation or inability to obtain necessary labor, materials, or manufacturing facilities from usual sources or from defects or delays in the performance of its suppliers or subcontractors due to any of the foregoing enumerated

causes. All delivery or completion dates are approximate. Further, in the event of delay due to any such cause, the date of delivery or completion will be postponed by such length of time as may be reasonably necessary to compensate for the delay.

8. NO WARRANTY, WHETHER STATUTORY, EXPRESS OR IMPLIED (INCLUDING, BUT NOT LIMITED TO, ALL WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE AND WARRANTIES ARISING FROM COURSE OF DEALING OR USAGE OF TRADE) SHALL BE APPLICABLE TO ANY GOODS, MATERIALS OR SERVICES PROVIDED BY DOGMATIC PURSUANT TO THIS PROJECT ORDER. This Section shall not be enforceable in the event that such liability, loss, damage, delay or other injury occurs due to negligence by Dogmatic, its employees or agents.

9. The remedies provided herein are the Contracting Client's sole and exclusive remedies. In no event shall Dogmatic be liable for special, indirect, incidental or consequential damages whether in contract, tort, negligence, strict liability, or otherwise, including but not limited to damage to property, loss of profits or revenue, or claims of customers of the Contracting Client for such or other damages, whether on account of goods, materials or services furnished by Dogmatic or delays in delivery thereof. Dogmatic's liability on any claim whether in contract, tort, negligence, strict liability or otherwise for any loss or damage arising out of, connected with, or resulting from the performance or breach of the terms hereof shall in no case exceed the price allocable to the good, material or service which gives rise to the claim.

10. The Contracting Client shall obtain all consents from any party whose consent is required by contract or otherwise by law for use in the production and distribution of the subject production. All guild or union payments shall be the responsibility of the Contracting Client. In addition, the Contracting Client shall be responsible for obtaining any "public performance" license(s) for musical content of any production, if any such license is applicable.

11. The Contracting Client shall provide Dogmatic with such proof of insurance coverage for the production naming Dogmatic as an additional insured, as Dogmatic may determine is appropriate in order to indemnify, defend and hold Dogmatic harmless from and in respect to any matter described in this Project Order.

12. The Contracting Client shall indemnify, defend and hold Dogmatic, its officers, directors, shareholders, partners, agents, servants and employees, harmless from and with respect to any breach by the Contracting Client of any agreement, warranty or representation herein provided.

13. Deleted

14. This Project Order and any disputes relating thereto shall be governed by the laws of the State of New York, without giving effect to any conflicts-of-law rules requiring the application of the substantive law of any other jurisdiction.

15. Any disputes relating to Project Orders (other than any disputes in respect of the creation, perfection or enforcement of Dogmatic's security interest in any goods, materials or services performed or delivered to the Contracting Client) shall be settled by arbitration in New York City administered by the American Arbitration Association ("AAA") in accordance with the AAA's Commercial Arbitration Rules then in force. All proceedings and actions to compel arbitration, to confirm, modify or enforce any arbitral award, to obtain an injunction in aid of such arbitration or in respect of such security interest, shall be brought exclusively in the United States District Court for the Southern District of New York or in the courts of the State of New York located in New York County, and the Contracting Client irrevocably submits to the exclusive jurisdiction of such courts in any such proceeding or action and irrevocably waives, and agrees not to assert any defense or objection that such courts do not have personal jurisdiction over such party, that such venue is improper or that such courts are an inconvenient forum.

16. The Contracting Client shall pay all costs of collection and reasonable attorney's fees, costs and disbursements of Dogmatic in enforcing the payment and other provisions of this Project Order, and the Contracting Client waives presentment, demand, notice, protest and all other demands and notices, if any, in connection with the enforcement of the payment terms of this Project Order.

17. The Contracting Client shall not use Dogmatic's name, trademark, or advertisements without the prior written consent of Dogmatic.

18. Dogmatic's failure to exercise any of its rights for any period shall not constitute or be deemed a waiver or forfeiture of such rights.

19. For this Project Order, Dogmatic will make use of third-parties to complete the Project Order. Any agreements between Client and third-parties used to complete this Project Order are in reference to this agreement.



DOGMATIC

CONTRACT CANCELLATION:

Cancellation of the work outlined in this project:

A) Within 96 hours of Dogmatic Commencing to provide goods, materials or services will require the Contracting Client to pay 50% of the Total deposit fee.
B) Within 72 hours of Dogmatic Commencing to provide goods, materials or services will require the Contracting Client to pay 75% of the Total deposit fee.
C) Within 48 hours of Dogmatic Commencing to provide goods, materials or services will require the Contracting Client to pay 100% of the Total deposit fee.

On behalf of the Contracting Client I have reviewed this project order, including without limitation, the contract, payment and cancellation terms, and agree to the terms and conditions. I authorize Dogmatic to bill the Contracting Client for all specified goods, materials and services. I hereby affirm that I am authorized to bind the Contracting Client to the full extent of the obligations cited hereof.

[signature]
Contracting Client Signature

7/08/08
Date

Philmore Anderson III
Contracting Client Printed Name

CEO/President
Position

On behalf of Dogmatic, Inc.: [signature]
Signature

7/8/08
Date

WWW.DOGMATIC.COM

NEW YORK:
419 W 14TH St.
New York, NY 10014
T: 646 336 7977
F: 646 336 7975

LOS ANGELES:
320 Sunset Ave.
Venice Beach, CA 90291
T: 310 450 3884
F: 310 452 3464